EXHIBIT 20.1

FOR MORE INFORMATION CONTACT:
Jacque Underdown (831) 761-4741

FOR IMMEDIATE RELEASE

GRANITE CONSTRUCTION REVISES 2003 FORECAST

Watsonville, California (February 11, 2004) Granite Construction Incorporated (NYSE:GVA) announced today that earnings per share for the fiscal year ended December 31, 2003 will be higher than previously expected. The Company’s net income is anticipated to be $1.48 per diluted share, exceeding the $1.28 to $1.36 per diluted share guidance issued previously. All earnings per share amounts include $18.4 million of other income (pre-tax) recorded in the first quarter related to the sale of the State Route 91 tollroad franchise by the California Private Transportation Corporation, of which Granite is a 22.2% limited partner. The increase in net income over the previous guidance is primarily the result of stronger than expected operating performance by the Branch Division reflecting higher revenues from both construction and aggregate materials sales.

Granite President and Chief Executive Officer, William G. Dorey, stated, “We are very pleased with our financial performance this year and believe these results are a testament to the strength of our business model and the dedicated people at Granite. With eleven branch offices operating in the West, and the diversity of work under construction by HCD throughout the country, Granite’s business model has worked well to mitigate the challenging market conditions experienced by many of our California locations resulting from the fiscal crisis in the state.”

The Company will announce its fourth quarter and fiscal year 2003 results on Wednesday, February 18, 2004 after the market closes. Granite will host a conference call at 8:00 A.M. Pacific Time on Thursday, February 19, 2004 which will be live on the internet, and can be accessed at www.graniteconstruction.com or by calling (913) 981-5543. A playback of the call can be accessed on the Company’s website or by calling (888) 203-1112 for domestic U.S. and Canada or (719) 457-0820 for international callers, passcode 709385. The replay will be available beginning at 11:00 a.m. Pacific Time on February 19, 2004 through 5:00 P.M. Pacific Time on February 27, 2004.

Granite Construction, a member of the S&P 400 Index, is one of the nation’s largest heavy civil contractors and construction materials producers. The Company serves both public and private sector clients through its offices nationwide. For more information about the Company, please visit its website at www.graniteconstruction.com.

This press release contains “forward-looking statements” within the meaning of the Private Litigation Reform Act of 1995 regarding future events and the future results of Granite that are based on current expectations, estimates, forecasts, and projects as well as the beliefs and assumptions of Granite’s management. Words such as “outlook”, “believes”, “expects”, “appears”, “may”, “will”, “should”, “anticipates” or the negative thereof or comparable terminology, are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore actual results may differ materially and adversely from those expressed in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in our Annual Report on Form 10-K under the section entitled “Risk Factors”. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. Granite undertakes no obligation to revise or update publicly any forward-looking statements for any reason.